August 7, 2008

By U.S. Mail and Facsimile No. 202-772-9368

Ms. Tricia Armelin

Staff Accountant

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 1-32975

Dear Ms. Armelin:

Evercore Partners Inc. is pleased to respond to your letter of June 30, 2008, concerning its Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the quarterly period ended March 31, 2008 and Definitive Proxy Statement on Schedule 14A filed on April 29, 2008. In this letter, references to “Evercore”, the “Company”, “we”, “us”, “our”, refer, to Evercore Partners Inc., a Delware corporatation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.

Form 10-K for the fiscal year ended December 31, 2007

Risk Factors, page 14

1.	We note your disclosure regarding the high percentage of revenue derived from your top five advisory clients. We note that the Business section does not include a similar discussion required by Item 101(c)(1)(vii) of Regulation S-K. In future filings please revise your disclosure accordingly, including the name of any client representing more than 10% of your revenues.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings of Form 10-K the disclosure required by Item 101(c)(1)(vii) of Regulation S-K, including, the name of any client for which revenues in the aggregate are equal to or more than 10% of the Company’s consolidated revenues when the loss of such client or customer would have a material adverse effect on the Company. The Company respectfully advises the Staff that it does not generally expect the loss of a single advisory client to have a material adverse effect. As discussed in the Form 10-K, the composition of the Company’s client base changes annually following trends in the Mergers and Acquistion (“M&A”) industry. This normal turn-over of client relationships in any single fiscal period diminishes the Company’s reliance on a single client to generate revenues.

We respectfully call to the Staff’s attention the fact that we currently make disclosures regarding the importance and potential variability of the advisory revenues in the Form 10-K for the year ended December 31, 2007. These disclosures focus on, qualitatively, the nature of revenues which may be impacted by our highly-competitive environment. For example, in the Form 10-K, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial Measures -Advisory on page 30, we state that:

“We operate in a highly-competitive environment where there are no long-term contracted sources of revenue and each revenue-generating engagement is separately awarded and negotiated. Our list of clients, including our list of clients with whom there is a currently active revenue generating engagement, changes continually.”

10-K Cash Flows, page 44

2.	Please revise future filings to present a more specific and comprehensive discussion of the changes in your operating cash flows.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings of Form 10-K and Form 10-Q to provide additional discussion of the changes in the Company’s operating cash flows. The Company has added the following disclosure to its Form 10-Q for the quarterly period ended June 30, 2008 related to Part 1. Financial Information, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), Cash Flows:

Our operating cash flows are primarily influenced by the timing and receipt of advisory and investment management fees, and the payment of operating expenses, including bonuses to our Senior Managing Directors and employees. Our investing and financing cash flows are primarily influenced by activities to deploy capital to fund investments, raise capital through the issuance of stock or debt, payment of dividends and other periodic distributions to our stakeholders. Advisory fees are generally collected within 90 days of billing. Fees from our private equity investment management activities are generally collected over a half year period from billing. The Company traditionally pays a substantial portion of incentive compensation during the first three months of each calendar year with respect to the prior year’s results. The Company generally makes dividend payments and other distributions on a quarterly basis. A summary of the Company’s operating, investing and financing cash flows is as follows:

	Six Months Ended June 30,
	2008	2007
	(dollars in thousands)
Cash Provided By (Used In):
Operating activities:
Net income (loss)	$1,091	$(39,953)
Noncash charges	24,718	83,856
Other operating activities	(44,269)	30,040

Operating activities	(18,460)	73,943
Investing activities	(3,712)	(5,102)
Financing activities	(16,622)	10,125
Effect of exchange rate changes	421	201

Net Increase (Decrease) in Cash and Cash Equivalents	(38,373)	79,167
Cash and Cash Equivalents:
Beginning of Period	193,475	65,420

End of Period	$155,102	$144,587

Six months ended June 30, 2008

Cash and Cash Equivalents were $155.1 million at June 30, 2008, a decrease of $38.4 million versus Cash and Cash Equivalents of $193.5 million at December 31, 2007. Operating activities during the six months ended June 30, 2008 resulted in a net outflow of $18.5 million, principally driven by cash earnings offset by the payment of bonus obligations. Cash of $3.7 million was used in investing activities primarily to meet the Company’s commitment to contribute capital to the Private Equity Funds. Financing activities during the period used cash of $16.6 million, primarily due to $9.8 million of distributions to Evercore LP Limited partners, $4.6 million in Treasury Stock Purchased and dividends paid of $3.0 million.

Six months ended June 30, 2007

Cash and cash equivalents were $144.6 million at June 30, 2007, an increase of $79.2 million versus cash and cash equivalents of $65.4 million at December 31, 2006. Operating activities during the six months ended June 30, 2007 resulted in a net inflow of $73.9 million. The net inflow from operating activities was principally driven by cash earnings and the decrease in Accounts Receivable of $29.7 million. Cash of $5.1 million was used in investing activities, principally for the purchase of furniture, equipment and leasehold improvements and investments. Financing activities during the period provided cash of $10.1 million driven principally by the inflow of $42.1 million provided by the Follow-On Offering, which was offset by $30.3 million used for distributions to Evercore LP Limited partners.

10-K Cash Flows, page 44

3.	As indicated on page 29 and elsewhere throughout the filing we noted that you have entered into tax receivable agreements with Members that provide for the payment by you to an exchanging Member of 85% of the amount of cash savings, if any, you realize as a result of increases in tax basis. With a view toward future disclosure, please clarify for us how you intend to fund these potential payments and the impact this may have on your ability to make distributions to investors. In this regard, it is unclear to us whether the cash savings you may realize equates to a liquid source of funds. Please also address the need to discuss this obligation within your Contractual Obligations disclosure on page 46.

Management’s Response:

We acknowledge the Staff’s comment and have evaluated the disclosure requirements of the SEC’s FRR 72, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, specifically regarding disclosures about liquidity and capital resources. As noted above in comment number two, we have enhanced our discussion of Cash Flows included in the MD&A to include a more specific and comprehensive discussion of the changes in our operating activities. We will also enhance the Liquidity and Capital Resources discussion included in the MD&A section to address the Company’s intentions regarding the funding of its obligations under the tax receivable agreements with Partners in the future and the impact this may have on its ability to make distributions to investors. The Company has added the following additional disclosure to its Form 10-Q for the quarterly period ended June 30, 2008 related to Part 1. Financial Information, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources:

Payments made for income taxes may be reduced by deductions taken for the increase in tax basis of the Company’s investment in Evercore LP. These tax deductions, when realized, require payment under our long-term liability, Amounts Due Pursuant to Tax Receivable Agreements. The Company intends to fund these payments from cash and cash equivalents on hand, principally derived from cash flows from the operations of the Company. These tax deductions, when realized, will result in cash otherwise required to satisfy tax obligations becoming available for other purposes. Our Management Committee meets regularly to monitor our liquidity and cash positions against our short and long-term obligations as well as our capital commitments. The result of this review contributes to management’s recommendation to the Board of Directors as to the level of quarterly dividend payments, if any.

In addition, in its Form 10-K for the year-ending December 31, 2008, the Company will include a new caption to the Contractual Obligation table for the tax receivable agreements. In its Form 10-Q for the quarter ended June 30, 2008, the Company has added the following additional disclosure related to Part 1. Financial Information, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligations:

As of June 30, 2008, we estimate the contractual obligations related to the Tax Receivable Agreements (as noted the Company’s Annual Report on Form 10-K for the year ended December 31, 2007) to be $39.1 million. We expect to pay to the counterparties to the Tax Receivable Agreement $1.2 million within one year or less, $8.1 million in one to three years, $7.6 million in three to five years and $22.1 million after five years.

In addition to the disclosure in the Form 10-Q for the quarterly period ended, June 30, 2008 and the Form 10-K as discussed above, we will include the Amounts Due Pursuant to Tax Receivable Agreements in the Contractual Obligations table in Form 10-K, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligation for year ending December 31, 2008.

10-K Critical Accounting Policies and Estimates, page 48

Revenue Recognition, page 48

4.	We note from your disclosure on page 11 that in certain cases you are not paid for your advisory engagements until the successful completion of a transaction or restructuring. We noted that in these circumstances you may not receive any fees other than the reimbursement of certain out-of-pocket expenses. With a view towards future disclosure, please provide us with more quantified information regarding the amounts subject to such arrangements and discuss how the loss of this revenue could impact your future operating results.

Management’s Response:

For the twelve months ended December 31, 2007, $240.0 million in success fee revenues representing 81% of total advisory fees related to the successful completion of transactions for which the Company advised on. We advise the Staff that the Company intends to make additional disclosure in its Form 10-K for the year ending December 31, 2008 regarding the percentage of its advisory revenues that are represented by the success fees earned at the completion of a transaction.

We respectfully call to the Staff’s attention that we currently make disclosures regarding the importance and potential variability of success fee revenues in the Form 10-K for the year ended December 31, 2007. These disclosures focus on (both quantitatively and qualitatively) the nature and extent of how success fees may impact the Company’s results in the future. For example, in the Form 10-K, Part I, Item 1a. Risk Factors on pages 11-14, we state that:

“Our revenue and profits are highly volatile. We generally derive revenue from a limited number of engagements that generate significant fees at key transaction milestones, such as closing, the timing of which is outside of our control.”

“We earn a majority of our revenue from advisory engagements, and, in many cases, we are not paid until the successful consummation of the underlying M&A transaction or restructuring.”

“We historically have earned a substantial portion of our revenue from advisory fees paid to us by our advisory clients. These fees are typically payable upon the successful completion of a particular transaction or restructuring. Advisory services accounted for 88%, 88% and 92% of the Predecessor Company and Successor Company net revenue in 2005, 2006 and 2007, respectively.”

“In addition, our Advisory business operates in a highly-competitive environment where typically there are no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated. In addition, many businesses do not routinely engage in transactions requiring our services. As a consequence, our fee-paying engagements with many clients are not likely to be predictable and high levels of revenue in one quarter are not necessarily predictive of continued high levels of revenue in future periods. We also lose clients each year as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and other causes. As a result, our advisory fees could decline materially due to such changes in the volume, nature and scope of our engagements.”

“Each year, we advise a limited number of advisory clients. Our top five advisory clients accounted for 50%, 40% and 32% of the Predecessor Company and Successor Company net revenue in 2005, 2006 and 2007, respectively. The composition of the group of clients comprising our largest advisory clients can vary each fiscal year. One client represented in excess of 10% of our net revenue for the year ended December 31, 2007.”

10-K Critical Accounting Policies and Estimates, page 48

Revenue Recognition, page 48

5.	We note from your disclosure on page 15 that you may be obligated to repay certain carried interest you previously recorded. With a view toward future disclosure, please provide us with more quantified information regarding the amounts subject to such arrangements and discuss how the potential repayment could impact your future operating results.

Management’s Response:

At December 31, 2007 and June 30, 2008, the cumulative amounts of carried interest that the Company may be obligated to repay were $3.9 million and $4.0 million, respectively. We have included in the Company’s Form 10-Q for the quarterly period ended June 30, 2008, in Part I. Financial Information, Item 1. Financial Statements (Unaudited), Note 8 – Investments, the following additional disclosures:

The Company may be obligated to repay certain carried interest previously recorded in the event that the investments perform poorly on both a realized and unrealized basis. As of June 30, 2008, the Company had approximately $4,000 of previously recognized carried interest that may be subject to repayment.

MD&A – Investment Management, page 42

6.	With your investment management revenue being partially derived from the level of committed capital pledged to your funds as well as the performance of the investments in these funds, please revise future filings to provide more quantified information regarding changes in fund capital and overall fund performance as these metrics relate to changes in your revenue.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to include the following additional disclosure in Form 10-Q for the quarterly period ended June 30, 2008 related to Part 1, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Investment Management:

Our private equity funds earn management fees of 2% on Committed Capital during their investment period and 1% of Invested Capital thereafter. For the six months ended June 30, 2008, management fee calculations were based on $62.0 million of Committed Capital and $501.0 million of Invested Capital. For the six months ended June 30, 2007, the management fee was based on $630.8 million of committed capital and $85.8 million of invested capital. By January 2008, all of our U.S. funds passed beyond the investment period, causing the step down in fees, resulting in a 44% decline in management fees earned for the six months ended June 30, 2008. We expect our fees from the funds’ invested capital to decline over the remaining life of the funds as the funds continue to exit their portfolio company holdings. However, as the Company raises or sponsors new funds in the future, we would expect to earn fees on any future committed capital.

In addition, the General Partner of ECP II earns carried interest of 20% based on the Fund’s performance, provided it generates an 8% preferred return to its limited partners. The Company owns 8%-9% of the carried interest earned by the General Partner of ECP II. As of June 30, 2008, due to realized and unrealized gains in ECP II, ECP II exceeded its performance return requirements. As a result, for the six months ended June 30, 2008, the General Partner earned carried interest of $1.2 million which resulted in the Company earning $0.2 million of carried interest.

Note 8 – Investments, page 72

7.	We note from your disclosure on page 15 that a portion of your Investment Management business involves investments in relatively high-risk, illiquid assets. Please revise future disclosure to quantify the amounts of these illiquid assets.

Management’s Response:

We acknowledge the Staff’s comment and included in the Company’s Form 10-Q for the quarterly period ended June 30, 2008, in Part I. Financial Information, Item 1. Financial Statements (Unaudited), Note 8 – Investments, the following additional disclosures to complement the Company’s current quantified disclosures:

The Company’s investments in Private Equity Funds, which consist of general partner interests, and the Company’s equity interest in EAM are relatively high-risk and illiquid assets.

Form 10-Q for the quarterly period ended March 31, 2008

Note 13 – Stock-Based Compensation, page 15

8.	We note your disclosure on page 23 that you expect Austin Beutner to retire in the second quarter of 2008. With a view towards future disclosure, please provide us with a comprehensive discussion regarding how this potential event will be considered in evaluating the probability of achieving one of the conditions relating to the vesting of the event-based awards.

Management’s Response:

We have previously addressed the framework for evaluating the probability of achieving any one of the conditions relating to the vesting of the event-based awards granted in conjunction with our Initial Public Offering (“IPO”) in a letter to the Staff of the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) dated March 17, 2006. The letter addressed four criteria that were established at the time of the Formation Transaction and Evercore’s IPO in 2006 that could cause vesting of the nonvested Evercore LP partnership units and RSUs with similar terms. These four criteria: (1) Change of Control of Evercore, (2) Transfers of Interests, (3) Cessation of the Founders Association with Evercore and (4) Death or Disability are also discussed in our Form 10-K as of December 31, 2007.

Mr. Beutner’s retirement caused the Company to consider whether our previous conclusion on the third criteria above, regarding Cessation of the Founders Association with Evercore is still appropriate. This vesting event provides that nonvested Evercore LP partnership units and RSUs with similar terms will vest if two of the Founding Members (Mr. Altman and Mr. Beutner) and Mr. Aspe are not employed by, or do not serve as a director of, Evercore Partners Inc. or one of its affiliates within a 10 year period following the IPO. Our initial and current assessment regarding whether this vesting event is probable are detailed below.

Mr. Beutner’s retirement does not impact the probability of a vesting event associated with the first criteria, a Change of Control of Evercore or the second criteria, Transfer of Interest occurring as the conditions that would give rise to vesting remain beyond the Company’s control. Furthermore, Mr. Beutner’s retirement does not change the restriction on selling his interest nor does Mr. Beutner’s retirement have any effect of the vesting events associated with the fourth criteria, Death or Disability of any individual Senior Managing Director.

Our analysis and assessment of criteria (3) at the time of the March 2006 Pre-clear letter was as follows:

The performance condition is not achieved solely if two of the three individuals cease to be actively employed by Evercore; two of the individuals must also no longer serve as a director of Evercore Partners Inc. or any of its 11 companies in which Evercore has 22 directorships, in order for the performance condition to be achieved. As these individuals controlled the Board of Directors at the time of the IPO and held the largest voting interests following the IPO, it was not probable that a shareholder vote would terminate the continued service of these individuals as directors involuntarily. Accordingly, we concluded that it was not probable that these individuals will not continue to serve as directors for the duration of the 10-year performance period.

Further, at the time of the IPO, the Founders’ and Mr. Aspe’s involvement with Evercore was expected to be viewed by investors, in evaluating the value of Evercore, as more significant than the association of the Other Senior Managing Directors with the Company. Accordingly, because the Founders and Mr. Aspe were the largest individual equity holders of Evercore, with a substantial amount of economic value attached to their equity, they were disincentivized from departing in order to avoid a potential adverse impact on the market value of their equity.

Our current assessment of criteria (3) following the announcement of Mr. Beutner’s retirement in 2008 is as follows:

We believe the initial analysis and conclusion stated in the March 2006 Pre-clear letter to the SEC continues to apply to the current circumstances. We have concluded, at the current time, that cessation of association of the two remaining individuals with Evercore within ten years subsequent to the IPO date is not probable. There have not been any stated changes in the intentions of Mr. Altman and Mr. Aspe to terminate their employment or current roles and functions with the Company. Mr. Altman and Mr. Aspe continue to have a substantial amount of economic value attached to their equity in Evercore. As such, they have a strong monetary incentive to continue managing Evercore as an officer and/or as a director in order to control the growth and direction of the Company. The retirement of Mr. Beutner does not change the economic interest of Mr. Altman and Mr. Aspe, who continue to have the same strong monetary incentive to manage Evercore as they had prior to Mr. Beutner’s retirement. In addition, Mr. Beutner’s retirement does not cause the likelihood of Mr. Altman’s or Mr. Aspe’s retirement or removal from the various Boards of Directors to become probable.

Finally, the performance condition is not achieved simply if one of the remaining individuals ceases to be actively employed by Evercore; they must also no longer serve as a director of Evercore Partners Inc. or any of its companies in which Evercore has directorships, in order for the performance condition to be achieved. Messrs. Altman and Aspe are directors of Evercore Partners Inc., as well as directors of many of the Company’s subsidiaries. While it is true that Messrs. Altman and Aspe no longer control the Board of Directors through their shareholder voting rights it is not possible to conclude that it is probable that they would be removed as directors in a shareholder vote (In fact, at our most recent shareholder meeting Mr. Altman received 97% and Mr. Aspe received 91% affirmative votes, respectively). In addition, the Company has concluded that the dismissal of Messrs. Altman and Aspe as members of the Company’s Boards of Directors is not probable.

As of June 30, 2008, Mr. Beutner continues to be an employee of the company pending the finalization of his separation agreements.

In recognition of the complexity and importance of the matters discussed above, we undertake to make additional disclosure to Form 10-Q and/or to Form 10-K once Mr. Beutner’s separation from the Company is finalized.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2008

Compensation for our Named Executive Officers, page 22

Linkage of Management and Stockholders Interest, page 22

9.	If the transfer and exchange restrictions may be waived or removed, please briefly describe in future filings.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to provide disclosure explaining that the transfer restrictions associated with various types of equity may be waived or removed.

Bonuses, page 23

Profit Annual Bonuses for Messrs. Altman and Beutner, page 23

10.	In future filings please disclose in tabular form how the profit annual bonus amount is calculated for each named executive officer, by identifying the applicable thresholds and/or corporate performance targets such as the adjusted net income per share. Also explain how these targets and formulas are calculated and determined.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to provide disclosure in tabular form explaining how bonuses for each named executive officer are calculated, to the extent formulas, thresholds, or corporate performance targets are employed in such future years. We call to the Staff’s attention, as disclosed on bottom of page 23 and in the Form 8-K filed on February 12, 2008 that Mr. Altman’s employment agreement was amended to eliminate the payment of a profit annual bonus based on earnings per share. Instead, Mr. Altman’s employment agreement provides that for 2008 and future years, his profit annual bonus will be determined at the discretion of the compensation committee.

Other Bonuses in Excess of Contractually Agreed upon Amounts, page 24

11.	In your future filings, please clarify whether this “other bonus” is given in addition to the guaranteed minimum and the profit annual bonus. Also, if a named executive officer’s personal performance is measured against pre-established personal goals, please disclose them to the extent material in determining the amount of these discretionary bonuses.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to clarify if any bonuses are awarded which are in addition to contractually guaranteed minimum amounts or amounts determined in connection with bonus formulas. We will also undertake in future filings to also disclose pre-established personal goals for named executive officers to the extent material in determining the amount of discretionary bonuses.

Employment Agreement, page 32

Employment Agreement with Messrs. Altman and Beutner, page 32

12.	We note your disclosure at the end of the second paragraph regarding Mr. Altman’s future profit annual bonuses. In the future fillings, please disclose the factors taken in consideration by the compensation committee in making this bonus discretionary. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to disclose factors taken into consideration by the compensation committee in making discretionary bonuses to named executive officers, which will include a comprehensive analysis of the substance of the compensation committee’s decision.

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	John Cash, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Christopher Cooper, Deloitte & Touche LLP